Exhibit (a)(5)(A)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated December 18, 2006 and the related Letter of Transmittal, as they may be amended or supplemented from time to time. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of offers to sell Shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Weight Watchers International, Inc. by Credit Suisse Securities (USA) LLC, the Dealer Manager for the Offer, or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash

by

of

Up to 8,300,000 Shares of its Common Stock

(Including the Associated Preferred Stock Purchase Rights)

at

a Purchase Price Not Greater Than $54.00 Nor Less Than $47.00 Per Share

Weight Watchers International, Inc., a Virginia corporation (“Weight Watchers”), is offering to purchase for cash up to 8,300,000 shares of its common stock, no par value per share, including the associated preferred stock purchase rights (the “Shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 18, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JANUARY 18, 2007, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

The Offer is not conditioned upon any minimum number of shares being tendered. The Offer is, however, subject to certain other conditions set forth in the Offer to Purchase.

THE BOARD OF DIRECTORS OF WEIGHT WATCHERS HAS APPROVED THE OFFER. HOWEVER, NEITHER WEIGHT WATCHERS NOR ITS BOARD OF DIRECTORS, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES OR AS TO THE PRICE OR PRICES AT WHICH SHAREHOLDERS MAY CHOOSE TO TENDER THEIR SHARES. SHAREHOLDERS MUST MAKE THEIR OWN DECISION AS TO WHETHER TO TENDER THEIR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH THEY WILL TENDER THEIR SHARES. IN DOING SO, SHAREHOLDERS SHOULD READ CAREFULLY THE INFORMATION IN THE OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL.

THE DIRECTORS, EXECUTIVE OFFICERS AND AFFILIATES OF WEIGHT WATCHERS HAVE ADVISED WEIGHT WATCHERS THAT THEY DO NOT INTEND TO TENDER ANY SHARES OWNED BY THEM IN THE OFFER. HOWEVER, ARTAL (AS DEFINED BELOW) HAS AGREED TO SELL SHARES OF COMMON STOCK TO WEIGHT WATCHERS FOLLOWING THE SUCCESSFUL COMPLETION OF THE OFFER, AS DESCRIBED IN THE FOLLOWING PARAGRAPH.

On December 17, 2006, Weight Watchers entered into an agreement (the “Purchase Agreement”) with Artal Holdings Sp. z o.o. (“Artal”), which owns approximately 55.2% of its Shares, under which it has agreed to purchase from Artal, such number of Shares (rounded to the nearest whole number) equal to the aggregate number of Shares purchased in the Offer multiplied by a fraction, the numerator of which is 53,759,325 and the denominator of which is 43,717,750 (representing the outstanding Shares held of record by Artal divided by the outstanding Shares held of record by all shareholders of the Company other than Artal, each as of November 30, 2006), such that upon the closing of this purchase, Artal’s percentage ownership interest in the outstanding Shares will be substantially equal to its current level. This purchase will be at the same price per Share as is determined and paid in the Offer, and will occur on the 11th business day following the Expiration Date. Artal has agreed not to tender any of its shares in the Offer. In addition, because Artal will not be participating in the Offer, Artal will not be making a bid in the Offer that could influence the determination of the purchase price for the Shares. Artal is prohibited under the Purchase Agreement from selling Shares or purchasing Shares during the Offer and until 11 business days following the Offer, unless the Offer is terminated other than pursuant to the consummation thereof. Raymond Debbane, the Chairman of the Board of Directors of Weight Watchers, is also a director of Artal Group S.A., which is an indirect parent company of Artal. The Invus Group, LLC is the exclusive investment advisor to Artal and its affiliates. Mr. Debbane, Mr. Amouyal, Mr. Fajgenbaum, Mr. Lainovic and Mr. Sobecki, who are directors of Weight Watchers, are also principals of The Invus Group.

As of November 30, 2006, there were 97,477,075 Shares issued and outstanding. The 8,300,000 Shares that Weight Watchers is offering to purchase in the Offer represent approximately 8.5% of the issued and outstanding Shares of Weight Watchers as of November 30, 2006, and including the 10,206,436 Shares to be purchased from Artal pursuant to the Purchase Agreement (assuming the Offer is fully subscribed), the aggregate number of Shares to be repurchased pursuant to the Offer and the Purchase Agreement represents approximately 19.0% of the outstanding Shares of Weight Watchers as of November 30, 2006. The Shares are listed and traded on the New York Stock Exchange under the symbol “WTW”. Shareholders are urged to obtain current market quotations for the Shares before deciding whether and at what price or prices to tender their Shares.

Upon the terms and subject to the conditions of the Offer, Weight Watchers will determine a single price, not greater than $54.00 nor less than $47.00 per Share, that it will pay for the Shares properly tendered pursuant to the Offer and not properly withdrawn, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. Weight Watchers will select the lowest price per Share (in multiples of $0.10) (the “Purchase Price”) within the price range specified above that will allow it to purchase 8,300,000 Shares (or such lesser number as are properly tendered and not properly withdrawn) pursuant to the Offer. Weight Watchers will purchase all Shares properly tendered at prices at or below the Purchase Price and not properly withdrawn upon the terms and subject to the conditions of the Offer, including the provisions relating to proration, “odd lot” priority and conditional tender described in the Offer to Purchase. If more than 8,300,000 Shares, or such greater number of Shares as Weight Watchers may elect to purchase subject to applicable law, have been validly tendered at prices at or below the Purchase Price and not properly withdrawn prior to the Expiration Date, Weight Watchers will purchase Shares on the following basis:

•	First, Weight Watchers will purchase all “odd lots” of less than 100 shares at the Purchase Price from shareholders who properly tender all of their Shares at or below the Purchase Price and who do not properly withdraw them before the Expiration Date;

•	Second, after purchasing all the odd lots that were properly tendered at or below the Purchase Price, subject to the conditional tender provisions described in Section 6 of the Offer to Purchase, Weight Watchers will purchase Shares at the Purchase Price from all other holders who properly tender Shares at or below the Purchase Price and who do not properly withdraw them before the Expiration Date, on a pro rata basis, with appropriate adjustments to avoid purchases of fractional shares, until Weight Watchers has acquired the number of Shares that it has offered to purchase (except for shareholders who tendered Shares conditionally for which the condition was not satisfied); and

•

Third, only if necessary to permit Weight Watchers to purchase 8,300,000 Shares (or such greater number of Shares as Weight Watchers may elect to purchase, subject to applicable law), Weight Watchers will purchase Shares at the Purchase Price from shareholders who have validly tendered Shares at or below the Purchase Price conditionally (for which the condition was not initially satisfied)

by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have properly tendered all of their Shares and not properly withdrawn them before the Expiration Date.

All other Shares that have been tendered and not purchased will be returned to shareholders promptly after the Expiration Date. Weight Watchers expressly reserves the right, in its sole discretion and subject to applicable law and the terms of the Purchase Agreement, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 of the Offer to Purchase shall have occurred or shall be deemed by Weight Watchers to have occurred, to extend the period of time during which the Offer is open and delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering shareholder to withdraw such shareholder’s Shares.

Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date, and unless previously accepted for payment as provided in the Offer to Purchase, may be withdrawn after 11:59 p.m., New York City time, on February 19, 2007. To be effective, the notice of withdrawal must be in written or facsimile transmission form and must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. In addition, the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn, and the name of the registered holder of the Shares. If Shares have been tendered pursuant to the procedure for book-entry transfer described in Section 3 of the Offer to Purchase, the notice of withdrawal also must specify the name and the number of the account at DTC (as defined in the Offer to Purchase) to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures. If a shareholder tendered its Shares at more than one price, such shareholder must complete a separate notice of withdrawal for Shares tendered at each price.

For purposes of the Offer, Weight Watchers will be deemed to have accepted for payment (and therefore purchased), at the Purchase Price, Shares that are properly tendered at or below the Purchase Price and not properly withdrawn, subject to proration, “odd lot” priority and conditional tender provisions of the Offer, only when, as and if Weight Watchers gives oral or written notice to the Depositary of its acceptance of the Shares for payment in the Offer.

Shareholders desiring to tender their Shares must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal.

Payment for Shares tendered and accepted for payment in the Offer will be made promptly after the Expiration Date, but only after timely receipt by the Depositary of: book-entry confirmation of the deposit of Shares into the Depositary’s account at the DTC; a properly completed and duly executed Letter of Transmittal (or, an agent’s message (as defined in the Offer to Purchase)); and any other required documents.

Weight Watchers will decide, in its sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding on all parties. Neither Weight Watchers nor the Dealer Manager, the Information Agent or Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Generally, the receipt of cash for your tendered Shares will be treated for United States federal income tax purposes either as (a) a sale or exchange eligible for capital gain or loss treatment or (b) a dividend. The payment of cash for a non-U.S. shareholder’s tendered Shares may be subject to United States federal income tax withholding. Shareholders are strongly encouraged to read the Offer to Purchase, in particular, Sections 3 and 13, for additional information regarding the United States federal income tax consequences of participating in the Offer and should consult their tax advisors.

The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer.

Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominee shareholders and similar persons whose names, or the names of whose nominees, appear on the shareholder list of Weight Watchers or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent at the expense of Weight Watchers at the address and telephone number set forth below. Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

You may obtain information regarding the Offer

from the Information Agent as follows:

Georgeson Inc.

17 State Street, 10th Floor

New York, NY 10004

Collect: (212) 440-9800

Toll Free: (866) 785-7396

The Depositary for the Offer is:

Computershare Trust Company, N.A.

Attn: Weight Watchers Offer

161 Bay State Drive

Braintree, MA 02184-9208

Collect: (781) 575-2879

The Dealer Manager for the Offer is:

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

Attn: Equity Capital Markets

Toll Free: (888) 537-4893

December 18, 2006

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